Exhibit 12.2

Maxtor Corporation

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

		Years Ended
	Q1’06	2005		2004	2003	2002	2001
Pre-tax income (loss) from continuing operations	$(101.7)	$(41.2)		$(183.7)	$102.4	$(260.2)	$(565.2)
Fixed charges:
Interest expense	6.9	34.4		31.8	30.2	26.6	25.1
Interest included in rental payments(1)	3.0	9.5		10.5	10.1	8.5	9.1

Total fixed charges	$9.9	$43.9		$42.3	$40.3	$35.1	$34.2
Pre-tax income (loss) from continuing operations plus fixed charges	$(91.8)	$2.7		$(141.4)	$(142.7)	$(225.1)	$(531.0)
Ratio of earnings to fixed charges	— (2)	—	(3)	— (4)	3.5	— (5)	— (6)

(1)	Represents appropriate portion (1/3) of rentals.
(2)	Due to Maxtor’s loss for the 3 months ended April 1, 2006, the ratio coverage was less than 1:1. Maxtor must generate additional earnings of $101.7 million to achieve a coverage of 1:1.
(3)	Due to Maxtor’s loss for the 12 months ended December 31, 2005, the ratio coverage was less than 1:1. Maxtor must generate additional earnings of $41.2 million to achieve a coverage of 1:1.
(4)	Due to Maxtor’s loss in 2004, the ratio coverage was less than 1:1. Maxtor must generate additional earnings of $183.7 million to achieve a coverage of 1:1.
(5)	Due to Maxtor’s loss in 2002, the ratio coverage was less than 1:1. Maxtor must generate additional earnings of $260.2 million to achieve a coverage of 1:1.
(6)	Due to Maxtor’s loss in 2001, the ratio coverage was less than 1:1. Maxtor must generate additional earnings of $565.2 million to achieve a coverage of 1:1.